Exhibit 99.1
Notice of Meetings
2009
James Hardie Industries N.V.
The Annual Information Meeting (AIM) of James Hardie Industries NV (the company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the Annual General Meeting (AGM) in The Netherlands.
Appointing someone to attend the AIM
If you are unable to attend the AIM, you may appoint someone else to attend and ask questions on your behalf. Please complete the relevant section of the CREAM Direction Form enclosed with this Notice of Meetings. Further details are contained on page 4 of this Notice of Meetings.
Questions
At the AIM, CUFS holders will be able to ask questions relating to the business of the meeting from the floor, as they would at an AGM. To make it easier for more CUFS holders to have questions answered whether or not they can attend the AIM, we enclose a form which can be used to submit questions in advance of the AIM.
Webcast
The AIM will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will be available on the company’s website so that it can be replayed later if required.
Voting instructions
Although no voting will take place at the AIM, CUFS holders attending the AIM will be able to lodge Direction Forms there, specifying how their vote is to be recorded at the AGM.
Meeting details
The 2009 AIM will be held at The Auditorium, The Mint, 10 Macquarie Street Sydney NSW Australia following the conclusion of an Extraordinary Information Meeting, which will commence at 11:30am Australian Eastern Standard Time (AEST) on Tuesday, 18 August 2009.
The 2009 AGM will be held at Atrium, 8th floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands following the conclusion of an Extraordinary General Meeting, which will commence at 11:00am Central Europe Time (CET) on Friday, 21 August 2009.
James Hardie Industries NV
ARBN 097 829 895
Dutch Registration Number 34106455
Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of its members is limited.

Business of the Annual General Meeting
Explanations of the background, further information and reasons for each proposed resolution are set out in the Explanatory Notes on pages 6 to 20 of this Notice of Meetings.
1.	Reports and accounts for the year ended 31 March 2009

To consider, and if thought fit, pass the following resolution as an ordinary resolution:
That the Dutch Annual Accounts of the company for the year ended 31 March 2009 be received and adopted and that the Dutch Annual Accounts and Annual Report for the year ended 31 March 2009 be published in the English language.
2.	Adoption of the Remuneration Report for the year ended 31 March 2009

To consider and, if thought fit, pass the following resolution as a non-binding resolution:
That the Remuneration Report of the company for the year ended 31 March 2009 be adopted.
The vote on this resolution is advisory only and does not bind the company.

3.	Election of Joint and Supervisory Board directors

To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:
(a)	That Mr B Anderson, who would otherwise cease to hold office on 7 February 2010, be re-elected as a Joint and Supervisory Board director.

(b)	That Mr M Hammes, who would otherwise cease to hold office on 7 February 2010, be re-elected as a Joint and Supervisory Board director.

(c)	That Mr D McGauchie, who would otherwise cease to hold office immediately following this AGM, be re-elected as a Joint and Supervisory Board director.

(d)	That Mr R van der Meer, who would otherwise cease to hold office on 7 February 2010, be re-elected as a Joint and Supervisory Board director.

(e)	That Mr J Osborne, having been appointed by the Supervisory Board to fill a vacancy on the Joint and Supervisory Boards and who would otherwise cease to hold office immediately following this AGM, be elected as a Joint and Supervisory Board director.
4.	Approval for participation in Supervisory Board Share Plan (SBSP)

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That approval is given for all purposes for the participation in the SBSP by Mr J Osborne in accordance with the terms of the SBSP and on the basis set out in the following Explanatory Notes.
5.	Approval of Long Term Incentive Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That approval is given for all purposes for the continued operation of the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP) (as amended) to provide incentives for Managing Board directors and employees of the company in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.

6.	Relative TSR RSUs

To consider and, if thought fit, pass each of the following as a separate ordinary resolution, each in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes:
(a)	That the award to Mr L Gries of up to a maximum of 736,207 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes.

(b)	That the award to Mr R Chenu of up to a maximum of 143,151 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes.

(c)	That the award to Mr R Cox of up to a maximum of 204,502 Relative TSR RSUs, and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes.
7.	Executive Incentive Program RSUs

To consider and, if thought fit, pass each of the following as a separate ordinary resolution, each in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes:
(a)	That the award to Mr L Gries of up to a maximum of 827,143 Executive Incentive Program RSUs, and his acquisition of Executive Incentive Program RSUs and Shares up to that stated maximum, be approved for all purposes.

(b)	That the award to Mr R Chenu of up to a maximum of 160,833 Executive Incentive Program RSUs, and his acquisition of Executive Incentive Program RSUs and Shares up to that stated maximum, be approved for all purposes.

(c)	That the award to Mr R Cox of up to a maximum of 229,762 Executive Incentive Program RSUs, and his acquisition of Executive Incentive Program RSUs and Shares up to that stated maximum, be approved for all purposes.
8.	Payment of STI Bonus in Performance Shares

To consider and, if thought fit, pass each of the following as a separate ordinary resolution, each in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes:
(a)	That the award to Mr L Gries of up to a maximum of 691,200 Performance Shares, and his acquisition of Performance Shares and Shares up to that stated maximum, be approved for all purposes.

(b)	That the award to Mr R Chenu of up to a maximum of 87,849 Performance Shares, and his acquisition of Performance Shares and Shares up to that stated maximum, be approved for all purposes.

(c)	That the award to Mr R Cox of up to a maximum of 212,817 Performance Shares, and his acquisition of Performance Shares and Shares up to that stated maximum, be approved for all purposes.
9.	Renewal of authority for the company to acquire its own Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Managing Board be irrevocably authorised to cause the company to acquire, subject to the approval of the Joint or Supervisory Board (as appropriate), Shares in the capital of the company for valuable consideration within the price range as set out in the following Explanatory Notes for an 18-month period ending on 21 February 2011, whether as an on or off financial market purchase and up to the maximum number of Shares permitted by applicable law.

10.	Reduction of issued share capital through cancellation of repurchased Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution if at least fifty percent (50%) of the issued share capital is represented in person or by proxy at the meeting, or with a majority of at least two-thirds (2/3) of the votes cast if less than fifty percent (50%) of the issued share capital is represented in person or by proxy at the meeting:
That approval is given to reduce the issued share capital of the company, by cancelling all Shares repurchased or to be repurchased by the company under any share repurchase program, the exact number of which to be determined by the Managing Board up to a maximum of 10% of the issued share capital of the company as at 21 August 2009.
Voting Exclusion Statement
In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 4, 5, 6, 7 and 8 of this Notice of Meetings if they are cast by any Supervisory or Managing Board director and his or her associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a proxy form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a proxy form to vote as the proxy decides.
Notes on voting and Explanatory Notes follow, and a Direction Form and Question Form are enclosed.
By order of the Joint and Supervisory Boards.
Robert E Cox
Company Secretary
16 July 2009

ATTENDANCE AT THE AIM
If you are a CUFS holder registered at 5.00pm (AEST) on Monday, 17 August 2009, you may attend the AIM.
If you are not able to attend the AIM in person, or if you are a corporate entity, you may appoint another person to attend the AIM and ask questions on your behalf.
To allow the person you have appointed to attend the AIM, please complete the relevant section of the Direction Form, and lodge it no later than 5.00pm (AEST) on Monday, 17 August 2009 using one of the methods set out under Lodgement Instructions on page 5 of this Notice of Meetings.
Computershare will keep a register of people appointed to attend the AIM on behalf of other CUFS holders, and these people will be required to provide appropriate identification to receive an entry card to enable them to enter, speak and ask questions at the AIM.
If you lodge the Direction Form appointing your representative prior to the AIM, and complete your voting directions on this form, your voting directions may only be changed if you submit a further Direction Form within the time specified. Your representative cannot submit a revised Direction Form on your behalf at the AIM unless he or she is properly authorised to do so.
VOTING ON THE RESOLUTIONS
How you can vote will depend on whether you are:
•	a CUFS holder. CUFS are quoted on the ASX;

•	an American Depositary Receipt (ADR) holder. ADRs are quoted on the New York Stock Exchange (NYSE); or

•	a holder of shares in the company, which are not quoted on the ASX or NYSE.
Voting if you are a CUFS holder: CUFS holders who want to vote on the resolutions to be considered at the AGM have the following three options available to them:
Option A	If you are not able to attend the AGM, but will attend the AIM, you may lodge a Direction Form before, at or following the conclusion of the AIM, directing CDN (the legal holder of the shares in the company for the purposes of the ASTC Settlement Rules) to vote the shares in the company that it holds on your behalf.
To be eligible to vote in this manner, you must be registered as a CUFS holder at 5.00 pm (AEST) on Monday, 17 August 2009.

CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the AIM; or

(ii)	with Computershare using one of the methods set out under Lodgement Instructions on page 5 of this Notice of Meetings.
2.	Complete a Direction Form using the internet:
Go to www.investorvote.com.au

To complete the Direction Form using the internet, you will need:
•	your Control Number (located on your Direction Form)

•	your Security Holder Reference Number (SRN); or

•	the Holder Identification Number (HIN) from your current James Hardie Industries NV Holding Statement; or

•	your postcode as recorded in the company’s register.
If you lodge the Direction Form in accordance with these instructions, you will be taken to have signed it.

Completed Direction Forms must be received by Computershare no later than 4.00pm (AEST) on Tuesday, 18 August 2009.
Option B	If you would like to attend the AGM and vote in person you may ask CDN to appoint you or another person as proxy to vote the shares underlying your holding of CUFS on behalf of CDN by using a Proxy Request Form. For details on how to do this and how to receive a Proxy Request Form, please refer to the Annual Meetings page of the Investor Relations website (www.jameshardie.com, select Investor Relations).

To attend and vote at the AGM in Amsterdam, your completed Proxy Request Form must be received by Computershare no later than 5.00pm (AEST) on Tuesday, 11 August 2009.

Option C	If you would like to attend and vote at the AGM, you may also do so by converting your CUFS to ordinary shares. For details on how to do this, please refer to the Annual Meetings page of the Investor Relations website (www.jameshardie.com, select Investor Relations).

CUFS must be converted into shares before 5.00pm (AEST) on Tuesday, 11 August 2009 for you to attend and vote at the AGM. The company will not acknowledge any requests to transfer shares received between 5:00pm (AEST) on Tuesday, 11 August 2009 (AEST) and the close of the AGM.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia to ask to have one sent to you.
Voting if you hold ADRs : The Depositary for ADRs held in the company’s ADR program is the Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meetings to ADR holders on or about Tuesday 21 July 2009 and advise ADR holders how to give their voting instructions.
To be eligible to vote, ADR holders must be the registered owner as at 5:00pm US Eastern Summer Time on Thursday, 9 July 2009, the ADR record date.
The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon, no later than 5.00 pm (AEST) on Monday, 10 August 2009. The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the shares ultimately underlying the ADRs held by such holder will not be voted.
Voting if you have converted your CUFS to shares: People holding shares who are registered at 5.00pm (AEST) on Monday, 17 August 2009 are eligible to attend and vote at the AGM.
The company’s shares are not quoted on the ASX or NYSE. People holding shares are entitled to attend and vote at the AGM or, if they are unable to attend the meeting, are entitled to appoint one or more proxies. Where more than one proxy is appointed, the person must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies do not need to be holders of shares in the company.
To appoint a proxy, complete the Proxy Form and return it to Computershare using the details noted below under Lodgement Instructions. For details on how to receive a Proxy Form, please refer to the Annual Meetings page of the Investor Relations website, (www.jameshardie.com, select Investor Relations).
Proxy Forms must be received no later than 5.00pm (AEST) on Tuesday, 18 August 2009.
LODGEMENT INSTRUCTIONS
Completed Direction Forms, Proxy Request Forms and Proxy Forms may be lodged with Computershare using one of the following methods:
(i)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(ii)	by delivery to Computershare at Level 3, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to Alex.Goud@computershare.com.au; or

(iv)	by facsimile to 1800 783 477 from inside Australia or +61 3 9473 2555 from outside Australia.

Explanatory Notes:
Terminology
References in the Notice of Meetings and these Explanatory Notes to Joint and Supervisory Board directors and Managing Board directors are references, respectively, to members of the Joint and Supervisory Boards and members of the Managing Board.
References in these Explanatory Notes to Shareholders are references to all the shareholders of the company acting together, and include CUFS holders, ADR holders and holders of shares.
Resolution 1 — Reports and accounts for the year ended 31 March 2009
Resolution 1 asks Shareholders to receive and adopt the Dutch Annual Accounts prepared by the Managing Board for the year ended 31 March 2009.
The Dutch Annual Accounts which are the subject of Resolution 1 are those prepared in accordance with Dutch generally accepted accounting principles (Dutch GAAP), as distinct from the consolidated US generally accepted accounting principles (US GAAP) financial statements of the James Hardie group as set out in the 2009 Annual Report.
To comply with Dutch law, Shareholders are also being asked to confirm their approval for the company’s Dutch Annual Accounts and Annual Report for the year ended 31 March 2009 to be adopted and published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the year ended 31 March 2009 will be provided during both the AIM and the AGM.
Copies of the Dutch Annual Accounts of the company for the year ended 31 March 2009 are available free of charge either:
(a)	at the AIM or AGM;

(b)	at the company’s registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands or Australian registered office at Level 3, 22 Pitt Street, Sydney NSW; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the Dutch Annual Accounts of the company for the year ended 31 March 2009 be adopted and that the Dutch Annual Accounts and Annual Report be published in the English language, and recommends that you vote in favour of the resolution.

Resolution 2 — Adoption of the Remuneration Report for the year ended 31 March 2009
Resolution 2 asks Shareholders to adopt the Remuneration Report for the year ended 31 March 2009.
Legislation in Australia requires that Australian incorporated listed companies disclose certain details regarding director and senior executive remuneration in a section of their Directors’ Report called the Remuneration Report. The Dutch Civil Code requires that changes to the company’s policy for Managing Board remuneration be adopted by Shareholders. The current policy on Managing Board remuneration was last approved by Shareholders in 2007.
The company’s Remuneration Report is set out on pages 50 to 74 of the 2009 Annual Report and can also be found in the Investor Relations area of the James Hardie website at www.jameshardie.com. It outlines:
•	the remuneration policy for the James Hardie group; and

•	the remuneration arrangements in place for Supervisory Board directors (non-executive directors), Managing Board directors (executive directors) and senior executives.
Although this vote does not bind the company under Australian law, the Supervisory Board will take the outcome of the vote into consideration when considering the company’s future remuneration policy.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the company’s Remuneration Report for the year ended 31 March 2009 be adopted, and recommends that you vote in favour of the resolution.
Resolution 3 — Election of Joint and Supervisory Board directors
Resolutions 3(a) to 3(e) ask Shareholders to consider the election of Messrs Anderson, Hammes, McGauchie, van der Meer and Osborne to the Joint and Supervisory Boards. The company’s Articles of Association provide that appointments to the Joint and Supervisory Boards are for a maximum period of three years or past the end of the third AGM following the person’s appointment, whichever is the longer, with re-election possible after each term.
A number of changes occurred in the composition of the Boards during the fiscal year. In early 2009, Mr Andrews and Mrs Walter indicated that they would not continue as Supervisory Board directors. Mrs Walter agreed to remain on the Supervisory Board until a suitable replacement director with a legal background and appropriate business experience in North America and Europe was identified. In response to these changes, the continuing review of the company’s domicile and the likelihood that a recommendation would be made to Shareholders in calendar year 2009, the Supervisory Board and the Nominating and Governance Committee considered the desired profile of the Supervisory and Joint Boards, including the right number, mix of skills, qualifications, experience and geographic location of its directors to maximise their effectiveness.
After attending several Supervisory Board meetings during the course of fiscal year 2009 to familiarise himself with the company and its operations as part of the company’s director orientation program, the company was pleased to announce that Mr Osborne agreed to join the Joint and Supervisory Boards with effect from 12 March 2009, and will offer himself for election at the AGM for a term of up to three years. The Supervisory Board also resolved to consider appointing additional directors to the Supervisory Board if the proposal to change the company’s domicile is approved by Shareholders and implemented.
A number of existing members of the Supervisory Board also offer themselves for re-election. Mr McGauchie will cease to be a Joint and Supervisory Board director unless re-elected at the AGM and, being eligible, offers himself for re-election for a term of up to three years.
Messrs Anderson, Hammes and van der Meer would cease to hold office as members of the Joint and Supervisory Boards in February 2010 unless re-appointed by the Supervisory Board before the next AGM in 2010, and are therefore offering themselves for re-election at this AGM.
Resolutions 3(a), 3(b) and 3(d) ask Shareholders to consider the re-election of Messrs Anderson, Hammes and van der Meer to the Joint and Supervisory Boards for a term that is the longer of the third AGM following this meeting or three years from the date of the AGM.
Resolutions 3(c) and 3(e) ask Shareholders to consider the election of Mr Osborne and re-election of Mr McGauchie to the Joint and Supervisory Boards for a term that is the longer of the third AGM following this meeting or three years from the date of the AGM.
Profiles of the candidates follow:
Brian Anderson BS, MBA, CPA
Joint and Supervisory Board director
Age 58
Brian Anderson was appointed as an independent Non-Executive Director of James Hardie on 14 December 2006 and was re-elected at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and Chairman of the Audit Committee.
Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005).
Directorships of listed companies in the past three or more years: Current — Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Director and member of the Audit Committee of Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.
Other: Director of The Nemours Foundation (since January 2006); resident of the United States.
Michael Hammes BS, MBA
Joint and Supervisory Board director
Age 67

Michael Hammes was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in January 2008.
Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automotive sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007) and Chairman and CEO of Guide Corporation (1998-2000).
Directorships of listed companies in the past three or more years: Current — Director of Sunrise Medical (since 1998); Director of Navistar International Corporation (since 1996), Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees.
Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University’s School of Business; resident of the United States.
Donald McGauchie AO
Joint and Supervisory Board director
Age 59
Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003. He is a member of the Joint and Supervisory Boards, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.
Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.
Directorships of listed companies in the past three or more years: Current — Director of Nufarm Limited (since 2003); Former — Chairman of Telstra Corporation Limited (2004 — 2009); Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000 — 2005); Director of Graincorp Limited (1999-2002).
Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.
Rudy van der Meer M.Ch.Eng
Joint and Supervisory Board director
Age 64
Rudy van der Meer was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and a member of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO — Coatings (2000-2005), CEO — Chemicals (1993-2000) and member of the five member Executive Board (1993-2005).
Directorships of listed companies in the past three or more years: Current — Chairman of the
Supervisory Board of Imtech N.V. (since 2005); Former: Chairman of the Supervisory Board of Norit International B.V. (2005-2007); Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).
Other: Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. (since 2004); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006). Mr van der Meer is a resident of The Netherlands.
James Osborne BA (Hons) LLB
Joint and Supervisory Board director
Age 60
James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee.
Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board.
Directorships of listed companies in the past three or more years: Current — Chairman, Newcourt Group plc (2004-present); Director and Chairman of Remuneration Committee, Ryanair Holdings plc (1996-present); Former — Director Bank of Ireland (1986-1991), Golden Vale plc (1993-1998), Carrolls Holdings plc (1986-2005) and Adare plc (1994-1998).
Other: Mr Osborne is a Director of numerous private companies, including Centric Health (2006-present). He is a resident of the Republic of Ireland.
Recommendation
The Supervisory Board, having assessed the performance of Mr Anderson, Mr Hammes, Mr McGauchie and Mr van der Meer, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that each be re-elected as a Joint and Supervisory Board director, and recommends (with Mr Anderson, Mr Hammes, Mr McGauchie and Mr van der Meer abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a), 3(b), 3(c) and 3(d).
The Supervisory Board, having appointed Mr Osborne to fill a casual vacancy, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that Mr Osborne be elected as a Joint and Supervisory Board director, and recommends (with Mr Osborne abstaining from voting in respect of his own election) that you vote in favour of Resolution 3(e).
Resolution 4 — Approval for participation in Supervisory Board Share Plan
Resolution 4 asks Shareholders to approve Mr Osborne’s participation in the company’s Supervisory Board Share Plan (SBSP) for the next three years. Under the SBSP, Supervisory Board directors can elect to receive part of their directors’ base fees in James Hardie shares.
Under ASX Listing Rule 10.14, the company may only permit a director of the company to acquire shares or rights to shares (other than a salary sacrifice scheme where the shares are bought on-market) where that director’s participation has been approved by an ordinary resolution of Shareholders.
Summary of the SBSP
Basis of participation: Supervisory Board directors’ participation in the SBSP is completely voluntary, and no holding lock applies to any shares acquired under the SBSP. Supervisory Board directors may elect to receive all of their director’s base fees in cash.
Company may issue or acquire shares: Although it is expected that shares for the SBSP will be acquired on-market, the company may either issue new shares or acquire shares on-market. The issue or on-market acquisition of shares under the SBSP may take place throughout the course of the year as and when the relevant Supervisory Board director elects to receive part of their remuneration in shares.
CUFS: All shares issued or transferred under the SBSP will be held in the form of CUFS. The company will not provide loans in relation to the issue or purchase of shares under the SBSP.
How the number of shares will be calculated: The number of shares issued or transferred to a SBSP participant is determined by dividing the amount which that person elects to receive under the SBSP (after applicable Dutch taxes are deducted) by the Market Price (see below). Dutch tax law does not allow directors to salary-sacrifice for shares before Dutch income tax is deducted.
Maximum number of shares issued under the SBSP: The maximum number of shares that may be issued under the SBSP to Supervisory Board directors in any one year is equal to the aggregate annual remuneration payable to Supervisory Board directors under the company’s Articles of Association (which is currently a maximum of US$1.5 million), divided by the Market Price (see below). By way of example, based on a 10-day average closing price up to and including 14 July 2009, the maximum number of shares that could possibly be issued would be 478,670 shares.
Market Price: If the company purchases the shares on-market, the Market Price will be the price at which the relevant CUFS are acquired. If the company issues new shares under the SBSP, the Market Price of the new shares will be the average of the closing prices for CUFS on the ASX during the five business days preceding the day of issue.
Administration of the SBSP: The SBSP is administered by the Managing Board of the company and is governed by the laws of The Netherlands. The Managing Board may at any time vary or terminate the SBSP by resolution (subject to any applicable ASX Listing Rule requirements, which may include

Shareholder approval). The Chairman of the Remuneration Committee may approve changes to a Supervisory Board director’s participation in the SBSP.
Supervisory Board directors: All of the Supervisory Board directors at the time of passing this resolution will, subject to the passing of Resolution 4, be eligible to acquire shares under the SBSP. No shares will be issued to Mr Osborne under the resolution approved at this meeting after 21 August 2012.
New participants: If a new Supervisory Board director is appointed prior to the next AGM, the company will allow him or her to participate in the SBSP by acquiring shares on-market (which does not require Shareholder approval under the ASX Listing Rules). No shares will be issued to a new director under the SBSP until further Shareholder approval is obtained under the relevant ASX Listing Rules.
Previous acquisitions under SBSP:
The following table shows each Supervisory Board director’s acquisitions under the SBSP since Shareholders last approved director participation at the 2008 AGM and their total relevant interest in James Hardie shares:

	Shares acquired
	under the SBSP since		Total shareholding
Director	the 2008 AGM	Price per share	as at 30 June 2009
Michael Hammes	13 March 2009: 5,605	$3.72	25,961
	26 June 2009: 4,497	$4.28
Donald McGauchie AO	—	—	15,372
Brian Anderson	—	—	6,124
David Harrison	26 June: 2,384	$4.28	12,384
James Osborne	26 June: 2,551	$4.28	2,551
Rudy van der Meer	13 March 2009: 11,945	$3.72	16,355
All shares listed above were bought on market. No shares have been issued by the company under the SBSP since the 2008 AGM.
SBSP rules:
Copies of the rules of the SBSP may be inspected:
(a)	at the AIM or AGM;

(b)	at the company’s registered office at Atrium, 8th Floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands;

(c)	at the company’s Australian registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia; or

(d)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Notice of issues
Details of shares issued under the SBSP will be announced to the ASX and published in the company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.

Recommendation
The Supervisory Board believes it is in the interests of Shareholders that Mr Osborne’s participation in the SBSP be approved and recommends (with Mr Osborne abstaining) that you vote in favour of Resolution 4.
Resolution 5 — Approval of Long Term Incentive Plan
Resolution 5 asks Shareholders to approve the James Hardie Industries NV Long Term Incentive Plan 2006 (LTIP), initially approved at the 2006 AGM and subsequently amended at the 2008 AGM.
Resolution 5 also asks Shareholders to approve a number of further minor amendments which are intended to clarify the administrative process surrounding grants under the LTIP as outlined below and to increase one of the limits on the value of awards which can be granted to individual employees of the company.
Overview of the LTIP
The LTIP is a key component of the company’s compensation arrangements for Managing Board directors and senior executives (Executives). It provides flexibility in the type of entitlements which can be used to deliver long-term benefits. The Supervisory Board believes that this flexibility is important given the company’s international operations and will allow it to tailor benefits to Executives and maximise returns to Shareholders over the long-term by:
•	aligning the interests of Executives and Shareholders;

•	matching rewards under the LTIP with the long-term performance of the company; and

•	helping to attract and retain Executives.
Under the current LTIP, the company may offer eligible Executives any of the following:
•	options over ordinary fully-paid shares (Options), which also include Incentive Stock Options for US-based Executives;

•	rights to receive ordinary fully-paid shares by way of issue or transfer for no cash payment (Performance Rights);

•	beneficial interests in ordinary fully-paid shares (Performance Shares);

•	cash awards (Awards); or

•	restricted stock units (RSUs),
together referred to as Entitlements.
Each Managing Board director is a participant in the LTIP and the grant of the above Entitlements (other than Awards) to a Managing Board director would require Shareholder approval under ASX Listing Rule 10.14.
Operation of the LTIP
The rules of the LTIP (Plan Rules) explain the general terms of the LTIP which apply to offers of each type of Entitlement. The Plan Rules include a separate sub-plan (Sub-plan) setting out the terms and conditions for each type of Entitlement as well as a separate Sub-plan with additional conditions that apply to offers of Entitlements to US Executives.
Selected Executives will be invited to apply for either a specified number of Entitlements, or a number of Entitlements calculated by reference to a $US amount of long-term incentive and the fair value of the Entitlement to be granted. A grant of Entitlements to Executives under the LTIP is subject to the Plan Rules and the terms of the specific grant. The Supervisory Board will administer the LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Executives.
Specific provisions under US law
US law contains specific provisions dealing with compensation for Executives, which are relevant to the company. In general, under section 162(m) of the US Internal Revenue Code, compensation in excess of US$1 million paid in one year to a “covered employee” is not tax-deductible. Covered employees include the CEO and the three other most highly-compensated executive officers other than the CFO. “Performance-based compensation”, such as grants of Entitlements under the LTIP, is not subject to the US$1 million limit.
The LTIP includes special provisions for US Executives which comply with the applicable US laws, including:
•	a maximum amount of award that may be granted to covered employees (subject to certain adjustments) of:
•	Two million Shares in any financial year for equity awards;

•	US$1.0 million dollar value payable to any one participant in awards (this is a separate limit to the section 162(m) limit described above);
•	requiring grants to be made no later than 90 days after the beginning of the applicable performance period;

•	requiring awards to be subject to the achievement of objective performance criteria approved by shareholders; and

•	no discretion to increase payouts above the amount provided pursuant to the objective performance formula.
The Remuneration Committee must certify that the performance criteria were met.
It is proposed that the LTIP be amended so that the $US1.0 million dollar value maximum on awards to any one participant be increased to $US5.0 million. This increase is required as a result of the change to the remuneration framework for fiscal year 2010, which will result in some of the long term incentive (LTI) target quantum being delivered in cash (Scorecard LTI). The 2009 Remuneration Report contains more details about Scorecard LTI.
Grants of Entitlements and performance hurdles

The vesting or exercise of Entitlements granted to all participants under the LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant.
A summary of the Plan Rules, and proposed minor amendments to the administrative process outlined in the Plan Rules, are set out below.
Brief summary of each Sub-plan
The following is a summary of each of the rules of the Sub-plans:
Option Sub-plan
Options are Non-transferable — an Option granted to an Executive is not transferable, except with express approval or by force of law on death or legal incapacity.
Exercise Price — the exercise price will be the amount specified in the invitation to the individual Executive, adjusted to take into account any reconstructions or bonus issues (but, in accordance with the ASX Listing Rules, may not be less than $0.20 per Share).
Exercise of Options — the Supervisory Board will prescribe a date or dates on which Options become exercisable. On or after the prescribed date, and provided any other vesting or exercise conditions prescribed by the Supervisory Board and approved by Shareholders for Managing Board members have been achieved, the Executive may acquire that number of Shares by exercising the same number of Options until the Options expire.
Early Exercise — early exercise of the Options may be permitted at the discretion of the Board, if the Executive ceases employment with any participating group company in circumstances such as death, retirement, voluntary resignation (with the consent of the Supervisory Board for the purposes of this Plan), redundancy or where otherwise permitted by the Board. Early exercise of Options may also be permitted on a takeover, reorganisation, change of control or winding up of the company, subject to Supervisory Board approval.
If an Executive dies or retires, is made redundant, is terminated (except for fraud or dishonesty) or leaves employment, then with the approval of the Supervisory Board, and at its sole discretion:
•	vested Options may be exercised earlier than the prescribed exercise date, in accordance with the Option Sub-plan unless the Supervisory Board reasonably determines and provides notice to the Executive that the Executive’s Options have lapsed; and

•	unvested Options may be exercised only if permitted by the Supervisory Board at its absolute discretion.
Unexercised Options of Executives whose employment is terminated for cause (including for fraud or dishonesty) will be declared to have lapsed by the Supervisory Board.
Entitlement on Exercise — on exercise of Options, the company will issue the Executive with the resulting Shares.
Reconstruction and Bonus Issues — in accordance with ASX Listing Rules 6.16 and 6.22.3, an Executive’s entitlement to Shares under an Option will be adjusted to take account of capital reconstructions and bonus issues as if the Option had been exercised before the determination of entitlements in respect of those issues.
Restriction on Disposal of Shares — the Supervisory Board may impose a restriction on disposal of Shares issued on exercise of an Option.
When Options expire — Generally, it is expected that vested Options will expire as follows:
•	Termination for cause — all unexercised Options will lapse.

•	Death, retirement, redundancy or voluntary resignation — all of the outstanding vested Options will expire and become unexercisable at the earlier of 24 months after the death of the Executive or cessation of employment or the date they would have expired had the Option holder remained employed by the company (as applicable), unless the Supervisory Board reasonably determines that the Options have lapsed (and provides notice to the Executive or their estate (as applicable) to that effect).

•	Termination for other reasons — all of the outstanding vested Options will expire and become unexercisable at the earlier of three months after the termination or the date they would have expired had the Executive remained employed by the company. However, the Executive may only exercise the Options after termination if written permission is provided by the Supervisory Board.
An unvested Option may only be exercised after cessation of employment if a written determination is provided by the Supervisory Board.
If a member of the Managing Board ceases employment with the company, or gives notice of their intention to cease employment with the company, the Supervisory Board may, at its absolute discretion (on any conditions which it thinks fit), decide that some or all of the unvested Options held by the member do not lapse, but lapse at the time and subject to the conditions it may specify by notice to the participant, which may include one or more of the following:
•	that the Performance Period of an Option (being the period from the grant date until the date the Vesting Criteria are tested) is reduced to a shorter period;

•	that the Vesting Criteria that apply to an Option be waived; and

•	that an Option which vests in accordance with the terms and conditions specified in the notice, may be exercised within the period specified above for vested Options held by a member who ceases employment, or any shorter period specified in the notice.
The Supervisory Board may exercise this discretion, for example, where a member of the Managing Board who holds unvested Options permanently retires. The Supervisory Board will not exercise this discretion in circumstances where the relevant participant is terminated for cause (including for fraud or dishonesty).
A member of the Managing Board will be taken to continue as an employee of the company for the purposes of the LTIP if, on ceasing employment with the company, the Managing Board member immediately becomes a consultant to the company or a subsidiary in accordance with their employment contract (unless a contrary intention appears in the terms of the specific grant).
Change in control — If, under a takeover bid or otherwise, any person together with their associates acquires Shares, which when aggregated with Shares already acquired by such person and their associates, comprise more than 30% of the issued Shares of the company, the Supervisory Board may give written notice to each participant permitting the participant to exercise any or all of the participant’s Options as determined by the Supervisory Board within 60 days or such reasonable longer period as approved by the Supervisory Board from the last date when any of the Shares referred to were so acquired.
Performance Rights Sub-plan
The Sub-plan governing grants of Performance Rights is similar to the Option Sub-plan summarised above. Performance Rights are similar to Options, except that Shares may be issued or transferred to Executives on the exercise of Performance Rights, and there is no exercise price payable by Executives. Key differences between the Performance Rights Sub-Plan and the Option Sub-Plan are outlined below:
Exercise Price — no amount is payable to exercise the Performance Right.
Entitlement on Exercise — on exercise of Performance Rights, the company may either issue or procure the transfer of the Shares resulting from the exercise of Performance Rights to the person exercising the Performance Rights.
Performance Shares Sub-plan
A summary of the key features of this Sub-plan which involves the grant of Shares to Executives (excluding any US Executives), to be held by the trustee of the Performance Share Sub-plan (Plan Trustee) is set out below. A grant of Performance Shares to a particular Executive is subject to the Plan Rules and the terms of the specific grant.
Plan Trustee will Acquire Shares — the company will give the Plan Trustee sufficient funds to acquire the Shares on-market or to subscribe for Shares to be issued by the company.
Shares Held on Trust — the Plan Trustee will hold the Shares on trust for those Executives participating in the particular offers under which the Shares are acquired.
Conditions of Grant — the ability of an Executive to withdraw Shares from the Performance Share Sub-plan will, in certain circumstances, be subject to performance or other conditions which must be met or the Shares may be forfeited. The Shares will also be subject to forfeiture at the discretion of the Supervisory Board in a number of circumstances including in the case of dishonesty, fraud or wilful breach of duty by the Executive.
Withdrawal of Shares — generally, the Shares may only be withdrawn from the Performance Share Sub-plan by an Executive when all vesting and performance conditions have been satisfied and any non-disposal period has expired.
Early Withdrawal of Shares — requirements relating to the early withdrawal of Shares during any non-disposal period or prior to the satisfaction of any other performance or vesting conditions for withdrawal are similar to those relating to the early exercise of Options (as explained in the Option Sub-plan above). Early applications for withdrawal may also be permitted on a takeover or reorganisation of the company, subject to Supervisory Board approval.
If an employee dies or retires, is made redundant, is terminated (except for cause (including for fraud or dishonesty)) or leaves employment, then with the approval of the Supervisory Board, and at its sole discretion:
•	applications for withdrawal of vested performance Shares may only be submitted earlier than the prescribed withdrawal date, in accordance with the Performance Share Sub-plan, unless the Supervisory Board reasonably determines and provides notice to the Executive that the Executive’s Performance Shares have been forfeited; and

•	applications for withdrawal of unvested Performance Shares may be submitted only if permitted by the Supervisory Board at its absolute discretion.
Where an Executive’s employment is terminated for cause (including for fraud or dishonesty) the Supervisory Board will declare the Executive’s Performance Shares are forfeited.
Dividends, Voting and other Rights — an Executive will receive any dividends, voting and other rights attaching to the Shares that have been allocated to them under the Performance Share Sub-plan.
Award Sub-plan
Unlike the other Sub-plans, the Award Sub-plan involves cash awards rather than the acquisition of securities by Executives. A grant of Awards to a particular Executive (including Managing Board members) is subject to the Plan Rules and the terms of the specific grant.
As the Awards Sub-plan does not involve any issue of securities by the company, Shareholder approval of this aspect of the plan is not required. However, it is included here for the information of Shareholders.
More information about grants of Awards which are proposed to be made to members of the Managing Board and senior executives during fiscal year 2010 are set out in the 2009 Remuneration Report on pages 50-74 of the 2009 Annual Report.
RSU Sub-plan
A summary of the terms and conditions that apply specifically to RSUs is set out below:
Entitlement: Each RSU granted to an Executive will entitle the Executive to be issued or transferred one Share, subject to the RSU vesting. The company may put the Executive in contact with a broker who will arrange with the Executive to sell the Shares and provide the cash proceeds on or after the RSU has vested.
Price payable to company on issue of RSU and on vesting of RSU: zero. RSUs will be granted to the Executive for no consideration. Executives will be entitled to receive Shares upon vesting of their RSUs for no consideration.
Transferability/assignability: an RSU cannot be transferred or assigned by an Executive except in limited circumstances.

Sub-division, consolidation, reduction or return: If the company conducts any Share capital reorganisation, including by subdividing, consolidating, reducing or returning capital, the Supervisory Board may make an appropriate and proportionate adjustment to the number of Shares which will be issued or transferred upon vesting of an RSU in accordance with ASX Listing Rules 6.16 and 6.22.3.
Voting, participation and dividend entitlements: an RSU has no entitlement to vote, participate in new issues of Shares or accrue dividends.
When RSUs lapse: Each grant of RSUs will have an expiry date. Depending on the circumstances in which an Executive ceases employment with the company or a related body corporate prior to the end of the RSU vesting period, an unvested RSU will, unless the terms of grant state otherwise, lapse or vest as follows:
•	Voluntary resignation or termination for cause: any unvested RSUs will be forfeited.

•	Other reasons, including death, retirement, permanent disability or termination not for cause: A pro-rata number of unvested RSUs will lapse automatically on the relevant day, calculated based on the formula:

D = C x (A / B)

Where:
A =	the number of months from the relevant event to, depending on the type of RSU, the date of vesting (for RSUs with time vesting) or the first testing date (for RSUs with a performance hurdle);

B =	depending on the type of RSU, the vesting period calculated in months (for RSUs with time vesting) or the number of months from the date the RSU was granted until the first testing date (for RSUs with a performance hurdle);

C =	the number of RSUs in the relevant tranche; and

D =	the number of RSUs which lapse automatically.
All of the remaining unvested RSUs will expire at the earlier of 24 months after the relevant event or the date they would have expired had the former Executive remained employed by the company, unless the Supervisory Board reasonably determines that the RSUs have lapsed (and provides notice to that effect to the former Executive, or in the event of an Executive’s death, the estate of the former Executive).
Control Event:
•	If a Control Event occurs prior to the RSUs vesting, the Supervisory Board may determine at its absolute discretion, and subject to any conditions that it determines, that all or a portion of the RSUs have vested.

•	Any RSUs held by a participant which the Supervisory Board has not accelerated so that they are vested following a Control Event will lapse, and the Executive will be treated as having never held any right or interest in those RSUs.

For these purposes “Control Event” means any of the following:
•	a takeover bid is made to acquire the whole of the issued ordinary Share capital of the company and the takeover bid is recommended by the Supervisory Board or becomes unconditional;

•	a transaction is announced by the company which, if implemented, would result in a person owning all the issued Shares in the company;

•	a person owns or controls sufficient Shares to enable them to influence the composition of the Supervisory Board; or

•	any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the company with another company), which the Supervisory Board determines, in its absolute discretion, to be a Control Event.
Supervisory Board discretion: the Supervisory Board may at its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by the Executive do not lapse, but lapse at a time and subject to any conditions it may specify by notice to the Executive which may include that a RSU will vest immediately, or at some time in the future depending on satisfaction of performance hurdles. The Supervisory Board will not exercise this discretion in circumstances where the Executive is terminated for cause (including for fraud or dishonesty). The Supervisory Board may delegate this discretion to the Remuneration Committee.
Sub-plan relating to grants to US Executives
A summary of the key features of this long-term incentive arrangement for grants of Options, Performance Rights, Performance Shares Awards and/or RSUs to US Executives is set out below. A grant under this Sub-plan to a particular US Executive is subject to the Plan Rules and the terms of the specific grant.
Options — the Sub-plan provides for the exercise price of Options granted to US Executives to be not less than the Fair Market Value of a Share on the grant date (and in some cases, 110% of the Fair Market Value of a Share on the grant date).
Incentive Stock Options — the Sub-plan provides for the grant of Incentive Stock Options to US Executives. There are restrictions on the exercise of Incentive Stock Options, the transfer of Incentive Stock Options and the disposal of Shares acquired upon the exercise of Incentive Stock Options. An Incentive Stock Option may not be exercised more than three months after the US Executive ceases to be employed by a Participating Company, or 12 months after cessation of employment due to disability.
Performance Rights — the Sub-plan provides for the grant of restricted stock to US Executives. Such grants may be subject to restrictions on transferability and risk of forfeiture during a specified period. During the restriction period, the US Executive may not sell or transfer the Performance Rights.
Performance Shares — the Sub-plan provides for grants of Performance Shares to US Executives, which may be payable in Shares, in a lump sum or in instalments. The Performance Shares granted to US Executives under this Sub-plan do not form part of the Trust (referred to above) which holds Performance Shares granted to other Executives.

Awards — the Sub-plan provides for grants of cash Awards to US Executives.
RSUs — the Sub-plan provides for grants of RSUs to US Executives.
Restrictions — the Sub-plan sets out a number of restrictions in relation to grants to US Executives, which affect the term, time and method of exercise and form and timing of payment of any such grant. There are also particular restrictions relating to US-specific revenue and taxation law.
Performance Hurdles — as required under section 162(m) of the US Internal Revenue Code, grants of Entitlements will be performance-based compensation because they are subject to one of more of the following performance hurdles: (1) earnings per Share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pre-tax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) credit facility and liquidity management; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; (18) the Fair Market Value of a Share, (19) primary demand growth, (20) achievement of environmental/waste goals, (21) achievement of safety goals, (22) resolution of legacy issues, and/or (23) achievement of talent development/management goals. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Remuneration Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the company. The Remuneration Committee shall exclude the impact of an event or occurrence which the Remuneration Committee determines should appropriately be excluded, including without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the company or not within the reasonable control of the company’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.
Terms — The Sub-plan incorporates the other Sub-plans, subject to the extent of any inconsistency.
Proposed minor amendments
It is proposed that some minor amendments be made to the administrative process associated with grants under the LTIP, and in particular the role of the Remuneration Committee in processing and considering such grants.
Limits on number of Shares that can be issued
The Supervisory Board will not:
•	issue an invitation to apply for Options;

•	issue Shares on the exercise of Performance Rights or grant the RSUs; or

•	issue or acquire Shares (in the case of US Executives) or cause the trustee of the proposed Performance Share Sub-plan trust to subscribe for Shares (in the case of other Executives), if the aggregate number of Shares involved in each of the above, when added to:
•	the number of Shares which would be issued if all outstanding Options, and all Options which may be granted pursuant to the acceptance of any outstanding invitations to apply for Options, were exercised;

•	the number of Shares issued to the trustee of the proposed Performance Share Sub-plan trust and which remain held in that trust, and

•	the number of Shares which would be issued if all outstanding RSUs vested,
(but disregarding offers made, Options acquired or Shares issued to a person, where the person was situated outside Australia at the time the offer was made) would exceed 5% of the total number of issued Shares at the date on which the Supervisory Board proposes to grant Options, grant RSUs, issue Shares on the exercise of Performance Rights, issue or acquire Shares or cause the trustee of the proposed Performance Share Sub-plan trust to subscribe for Shares (as applicable).
Administration of the LTIP
Any power or discretion which is conferred on the Supervisory Board under the LTIP may be delegated by the Supervisory Board to a committee consisting of directors, other officers, or employees of the company as the Supervisory Board thinks fit.
The Remuneration Committee has the authority to interpret the LTIP and any documents used to evidence Entitlements, to determine the terms and conditions of Entitlements, and to make all other determinations necessary or advisable for the administration of the LTIP.
Shareholder approval
If the ASX Listing Rules require Shareholder approval for the granting of Entitlements, no Entitlements will be granted before that approval is obtained.
Previous Allotments
Since the LTIP was last approved by Shareholders at the 2006 AGM, the current Managing Board directors have received the following grants under the LTIP, all approved by Shareholders:

Name	FY2007 grants	FY2008 grants	FY2009 grants	FY2010 grants[1]
L Gries	796,000 Options	882,000 Options	760,032 RSUs	487,446 RSUs
R Chenu	125,000 Options	134,000 Options	108,637 RSUs	94,781 RSUs
R Cox	—	—	155,196 RSUs	135,402 RSUs

1.	Grants in FY2010 relate to grants of Executive Incentive Program RSUs based on FY2009 performance and approved by Shareholders at the 2008 AGM.

General
Copies of the LTIP (including the amendment proposed in Resolution 5) are available in the Investor Relations area of the company’s website at www.jameshardie.com, from Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000 or may be obtained by CUFS holders at no charge by writing to the Company Secretary at that address.
The term “Shares” as used in Resolutions 5 to 8 (and in the Explanatory Notes accompanying Resolutions 5 to 8) includes CUFS.
The Shares which may be earned under the various entitlements may be issued as new Shares or purchased by the company on-market.
The company will not provide loans in relation to the issue of Entitlements under the LTIP.
For the purposes of satisfying ASX listing rules requirements, the information disclosed in respect of the LTIP applies to Resolutions 5 through 8 inclusive.
Any grant of Entitlements (other than Awards) under the LTIP to Managing Board directors will require Shareholder approval in accordance with ASX Listing Rule 10.14 (or any other applicable regulatory requirement applicable to the company).
Summary of the reasons for seeking Shareholder approval
Shareholder approval of the LTIP is sought for all purposes under the Listing Rules of ASX. Under ASX Listing Rule 7.1 the company may not issue shares or options over unissued shares in respect of more than 15% of its issued share capital in any 12-month period without Shareholder approval (subject to limited exceptions). Where Shareholders have approved the issue of shares or options over shares under an employee share plan within the three years preceding the issue, as an exception to ASX Listing Rule 7.1, those shares or options would not be counted towards the 15% limit. As the LTIP was most recently approved in its entirety at the 2006 Annual General Meeting, Shareholder approval is sought for the issue of shares and options over unissued shares generally under the LTIP.
Recommendation
The Supervisory Board believes that the LTIP (as amended) is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key executives and driving the improved performance of the company, and recommends that you vote in favour of Resolution 5.
Resolution 6 — Relative TSR RSUs
Resolution 6 asks Shareholders to approve the grant of RSUs with a Relative TSR hurdle (Relative TSR RSUs) under the LTIP to the Managing Board directors. Relative TSR RSUs convert to Shares if the company’s total shareholder return (TSR) performance meets or exceeds the relative TSR performance hurdles.
The Supervisory Board has determined that 30% of each Managing Board director’s long-term incentive (LTI) target quantum for fiscal year 2010 will be received in Relative TSR RSUs.

Relative TSR RSUs will be granted to the Managing Board directors under the LTIP for no consideration. Subject to the performance hurdles being met, Managing Board directors will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration.
Reasons for granting Relative TSR RSUs
The Remuneration Committee and Supervisory Board believe that a long-term equity incentive plan with a relative TSR performance measure is important because it rewards Executives if the company’s TSR exceeds the TSR of other companies operating in the same sector, thereby aligning executive rewards directly with Shareholder interests.
Key aspects of Relative TSR RSUs
RSUs are to be granted in accordance with the terms of the LTIP (as described in the Explanatory Note to Resolution 5 above). The following specific terms also apply to Relative TSR RSUs.
Performance Criteria: The performance hurdles for Relative TSR RSUs will be:

% of Relative TSR
Performance against Peer Group	RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st - 74th Percentile	Sliding Scale
≥75th Percentile	100%
The peer group will be comprised of other companies exposed to the US building materials market, which is the company’s major market:

Acuity Brands, Inc	Eagle Materials, Inc	Headwaters, Inc

Lennox International, Inc	Louisiana-Pacific Corp.	Martin Marietta Materials, Inc

Masco Corporation	MDU Resources Group, Inc	Mueller Water Products, Inc

NCI Building Systems, Inc	Owens Corning	Quanex Building Products Corp.

Sherwin Williams	Simpson Manufacturing Co.	Texas Industries, Inc

Trex	USG	Valmont Industries

Valspar Corporation	Vulcan Materials	Watsco, Inc

Testing: The performance hurdle will be tested after three years from the grant date and re-tested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period).
Any Relative TSR RSUs that have not vested after that time will lapse. This re-testing reflects the fact that the company’s share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and that Executives should be given the same opportunity as Shareholders to delay action on their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost benefit perspective.
Vesting Period: Each Relative TSR RSU will vest upon satisfaction of the performance hurdles described above under “Performance Criteria”.
Maximum and actual number of Relative TSR RSUs
The maximum number of shares and Relative TSR RSUs for which approval is sought is based on the grant that would be made if the company equals or exceeds the 75th percentile of performance and all the Relative TSR RSUs vest.
The actual number of Relative TSR RSUs granted will be determined by dividing the amount of the maximum dollar amount granted under the Relative TSR RSUs portion of the LTI by the value of the Relative TSR RSU, using a Monte Carlo simulation, over the 10 business days preceding the date of grant, subject to the maximum specified in the resolution.
Summary of the legal requirements for seeking Shareholder approval
ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution. This Listing Rule also applies to any person whose relationship with the company is, in the ASX’s opinion, such that approval should be obtained. The company considers that ASX Listing Rule 10.14 applies to the Managing Board directors. Accordingly, Shareholder approval is sought for the purpose of this Listing Rule.
Under Dutch legislation, any proposals which concern the remuneration of Managing Board directors in the form of either shares or options must be submitted to Shareholders for approval. Under this law, approval is needed for both the aggregate number of shares and options that can be granted under the LTIP as well as the performance criteria that will apply to a grant.
Section 162(m) of the US Internal Revenue Code requires Shareholders to approve the performance criteria for grants of Relative TSR RSUs and these performance criteria are set out in the explanatory notes for this resolution.
General

The company will not provide loans in relation to the issue of Relative TSR RSUs under the LTIP. These Relative TSR RSUs will be issued by no later than 12 months after the passing of Resolution 6.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Relative TSR RSUs to the Managing Board directors under the LTIP and subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolutions 6(a), 6(b) and 6(c).
Resolution 7 — Executive Incentive Program RSUs
Resolution 7 asks Shareholders to approve the grant of RSUs under the LTIP to the Managing Board directors (each of Mr L Gries, Mr R Chenu and Mr R Cox are entitled to participate), based on the company’s performance in fiscal year 2010 against the EBIT goal and payout schedule in the Executive Incentive Program (Executive Incentive Plan RSUs). Executive Incentive Plan RSUs vest two years from their grant date, subject to the Supervisory Board exercising “negative discretion” based on its assessment of each Managing Board director’s performance over the three years to fiscal year 2012 using the Scorecard (as described below).
For fiscal year 2010, the Supervisory Board has decided to transfer 40% of each Managing Board director’s LTI target quantum to the STI target quantum under the Executive Incentive Program, payable in Executive Incentive Plan RSUs.
Executive Incentive Program RSUs will be granted to the Managing Board directors under the LTIP for no consideration. Subject to the performance hurdles being met and the exercise of “negative discretion” by the Supervisory Board under the Scorecard, Managing Board directors will be entitled to receive Shares upon vesting of the Executive Incentive Program RSUs for no consideration.
Reasons for granting Executive Incentive Program RSUs
The Supervisory Board believes that the US housing market has not stabilised enough to allow robust longer-term financial projections. Continuing substantial uncertainty and volatility require a continuing temporary adjustment to executive priorities to focus on short-term outcomes. The 2009 transfer of 40% of LTI target quantum for Managing Board directors to the STI target quantum, with an award based on fiscal year 2010 performance under the Executive Incentive Program payable in two-year deferred RSUs vesting in May or June 2012, continues to reflect the Supervisory Board’s concerns about the lack of stability in the US housing market. However, transferring a reduced proportion of the LTI target quantum to the STI target quantum in fiscal year 2010 compared to fiscal year 2009 (from 70% to 40%) allows the Supervisory Board to transition the remuneration framework closer to its preferred mix of long-term and short-term focus that stabilisation of the US housing market will eventually allow.
Despite the continued instability in the US housing market, the Supervisory Board has also identified a number of specific longer-term objectives that management must address. These objectives will be measured through a Scorecard at the conclusion of fiscal year 2012, extending the effective performance period to three years.
The Supervisory Board believes that Executive Incentive Program RSUs are an appropriate long-term incentive vehicle in the current market because the application of “negative discretion” using the

Scorecard allows the Supervisory Board to reduce the number of Executive Incentive Program RSUs that ultimately vest if performance in fiscal year 2010 is not sustained to the Supervisory Board’s satisfaction to the conclusion of fiscal year 2012.
The Scorecard can only be applied by the Supervisory Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.
Key aspects of Executive Incentive Program RSUs
RSUs are to be granted in accordance with the terms of the LTIP (as described in the Explanatory Note to Resolution 5 above). The following specific terms also apply in relation to RSUs granted as a component of the Executive Incentive Program.
EBIT goal setting: The EBIT goal for fiscal year 2010 was derived internally, based on the current business environment and outlook, and reviewed by the Remuneration and Audit Committees before being approved by the Supervisory Board. Achieving performance at which 100% of STI target quantum is paid will require performance slightly in excess of the company’s business plan budget for fiscal year 2010.
EBIT goal: Managing Board directors will have an EBIT goal based on JHI NV consolidated results in US$, with the US and Australian component of that EBIT goal indexed up or down using a set formula depending on whether housing starts increase or decrease from the initial estimate used to set the EBIT goal.
Possible grant: Managing Board directors may earn between 0% and 300% of the LTI target quantum transferred to STI target quantum, depending on performance. Payments will commence on a sliding scale paying nil at 70% of the EBIT goal, 100% of the STI target quantum if the EBIT goal is reached, and extra rewards for outperformance capping out at 300% of the STI target quantum if 140% of the EBIT goal is achieved, based on the payout schedule below. Because the Scorecard judgment applied at the end of three years is likely to reduce the potential award, the maximum for out-performance has increased on a straight line basis from 200% of target quantum in 2009 to 300% of target quantum (although requiring a higher level of outperformance).
Vesting Period: RSUs issued in relation to the Executive Incentive Program will vest two years from the date of grant, subject to negative discretion under the Scorecard and if the Managing Board director remains employed by the company or a related body corporate on that date, unless it vests earlier in accordance with these terms and conditions or the LTIP.
Conditions: attainment of the EBIT goals described above and negative discretion under the Scorecard.
Scorecard and negative discretion: Before the Executive Incentive Program RSUs vest, the Supervisory Board will assess each Managing Board director against the long-term objectives set out in the Scorecard and consider how each of them has contributed to the company’s performance against those objectives. Depending on each Managing Board director’s score against the Scorecard, between 0 and 100% of their Executive Incentive Program RSUs will vest.
In effect, the Scorecard applies a “claw-back” principle to ensure short-term results in fiscal year 2010 are not obtained at the expense of long-term sustainability.

Calculation of the Executive Incentive Program RSUs at the end of fiscal year 2010 is described below:

LTI target quantum	x	40%[1]	x	Payout based on performance against EBIT goal	=	Value received in RSUs	x	Scorecard Rating (0-100%)	=	RSUs vesting

[1]	Amount of LTI target quantum received as Executive Incentive Program RSUs
Worked Example
The following example of how the Executive Incentive Program RSUs operate assumes an LTI target quantum of US$1,800,000 (the CEO’s fiscal year 2010 LTI target quantum), performance at 110% of EBIT for fiscal year 2010 and a Scorecard rating of 75 out of 100.
Based on 110% of the EBIT goal being achieved, the CEO would receive 150% of the portion of the LTI target quantum received in Executive Scorecard RSUs as follows:
•	40% x US$1,800,000 x 150% = US$1,080,000 to be settled in Executive Incentive Program RSUs in May or June 2010. At a value of US$4/share this is equivalent to 270,000 RSUs.
At the conclusion of the additional two-year performance period in May or June 2012, a number of Executive Incentive Program RSUs are forfeited:
•	270,000 RSUs x 75% = 202,500 RSUs
When the Executive Incentive Program RSUs vest in May or June 2012, their value will be based on the company’s share price at the time. By way of example, they could be worth:
•	202,500 RSUs x US$3/share = US$607,500

•	202,500 RSUs x US$5/share = US$1,012,500
Further details on the operation of the Scorecard

The Scorecard has been introduced to ensure management focus on financial, strategic, business, customer and people components important to long-term creation of Shareholder value. The Supervisory Board has identified key objectives in these areas and the measures it expects to see achieved over the three-year performance period to the end of fiscal year 2012. Although most of the measures in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the measures and the final Scorecard assessment will involve an element of judgment by the Supervisory Board. Individual Managing Board directors may receive different ratings depending on their contribution to achieving the Scorecard measures.
When the Scorecard is measured at the conclusion of the three-year performance period at the end of fiscal year 2012, Managing Board directors may receive all, some, or none of their awards under these plans.
The primary components of the Scorecard for fiscal year 2010, and the results for those components over the last three years, are set out below. Further details of the Scorecard, including the reasons the Supervisory Board selected each objective, are set out in the 2009 Remuneration Report on pages 50-74 of the 2009 Annual Report.

Supervisory Board
Measure	Starting Point	How measured	requirement
US Primary Demand Growth (PDG)	PDG for the last three fiscal years is as follows: FY 09 3.0% FY 08 5.2% FY 07 5.8%	The percentage of growth of the James Hardie business in standard feet as compared to the underlying market (a combination of new housing starts and the repair and remodel market).	Minimum: Maintain relative to market Stretch: Primary demand growth relative to market

US Product Mix Shift	This has focused primarily on ColorPlus penetration.	Relative percentage growth in US sales volume of ColorPlus as a percentage of total exteriors volume.

		Expect significant growth in US of Artisan line of products beginning in FY 2011 (albeit from low base).	Minimum: 5% annual improvement in sales of ColorPlus and Artisan products Stretch: 10% annual improvement in sales of ColorPlus and Artisan products

US Zero To the Landfill (ZTL)	In the past three years the company has made significant progress in reducing the amount of materials sent to the landfill.	Annual reduction of waste sent to the landfill in equivalent dumpsters.	Minimum: 5% annual reduction of equivalent dumpsters sent to landfill Stretch: 7% annual reduction of equivalent dumpsters sent to landfill

Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows: IR	Incident Rate: Recordable incidents per 200,000 hours worked Severity rate: Days lost per 200,000 hours worked No fatalities	Minimum: 10.4 IR (current industry average) and 50 SR (no industry average exists) Stretch: 2.0 IR and 20 SR No fatalities

Supervisory Board
Measure	Starting Point	How measured	requirement
SR
FY 09 4.7 54
FY 08 3.8 45
FY 07 3.5 38

Strategic Positioning	The Group is currently highly dependent upon the US fibre cement exterior cladding business.	As this measure can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically, assessment against this measure will need to be subjective.	It is not possible to set a specific goal for this measure.
However, the Supervisory Board expects that management will continue to diversify to provide more balance and greater profit opportunities to the company.

Legacy Issues	Current inherited legacy issues are Dutch domicile, location of management, ASIC proceedings, tax issues, and managing the company’s obligations under the AFFA (Amended and Restated Final Funding Agreement).	Simplifying or finding solutions to the major legacy issues facing the company.	Minimum: Resolve or address the Dutch domicile and make substantial progress on others Stretch: Resolve or address all legacy issues

Managing During the Economic Crisis	At the end of FY09, total credit facilities was US$490 million and net debt was US$282 million.	Ensure company retains adequate capital structure and sufficient short-term flexibility so that it can continue to make medium to long-term investment in the business.	Maintain an adequate capital structure.

Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.	The Remuneration Committee will assess the current state of development and capability of the top managers in the business.	It is not possible to set a specific goal for this measure beyond requiring that management capability be retained and grown.
Maximum and actual number of Executive Incentive Program RSUs
The maximum number of Shares and Executive Incentive Program RSUs for which approval is sought is based on the grant if the company’s performance warrants the maximum grant under the Executive Incentive Program for fiscal year 2010.
The actual number of Executive Incentive Program RSUs granted will be determined by dividing the amount of the STI payable which is attributable to the 40% of the LTI target quantum moved to STI by the average closing price of the company’s shares on the 10 business days preceding the day of grant, subject to the maximum specified in the resolution.

General
The company will not provide loans in relation to the issue of RSUs under the Executive Incentive Program. These Executive Incentive Program RSUs will be issued by no later than 12 months after the passing of Resolution 7.
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking Shareholder approval of Resolution 7 are the same as those for Resolution 6.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Executive Incentive Program RSUs over Shares in the company to the Managing Board directors as part of the STI under the Executive Incentive Program and subject to the LTIP and the above terms and conditions be approved, and recommends that you vote in favour of Resolutions 7(a), 7(b) and 7(c).
Resolution 8 — Pay STI Bonus in Performance Shares
Resolution 8 asks Shareholders to approve the grant of Performance Shares under the LTIP to the Managing Board directors. The Managing Board directors will receive Performance Shares subject to the company meeting or exceeding certain EBIT-based hurdles under the Executive Incentive Program. The Supervisory Board has determined that all of each Managing Board director’s short-term incentive (STI) will be received in Performance Shares under the LTIP.
Subject to meeting the relevant performance conditions under the Executive Incentive Program, Performance Shares will be granted to the Managing Board directors under the LTIP for no cash consideration. Managing Board directors will be entitled to receive Shares upon vesting of the Performance Shares for no cash consideration
Reasons for Paying STI Bonus in Performance Shares
The Supervisory Board believes that paying bonuses in James Hardie equity will increase alignment between management and Shareholders and support the company’s liquidity. This proposal also responds to the continuing housing downturn.
Key aspects of Performance Shares
Performance Period: Fiscal year 2010 (1 April 2009 to 31 March 2010).
Performance Conditions: the Performance Conditions for Performance Shares will be identical to the performance conditions established for the Executive Incentive Plan which operates as follows:
Composition of STI targets: The STI target for Managing Board directors, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Program) and 20% towards individual goals (under the IP Plan incorporated in the Executive Incentive Program). The CFO’s STI target is weighted 100% towards individual goals.

Corporate component of STI: The corporate Executive Incentive Program component of the STI is the same as described in Resolution 7, except that the maximum payment is 200% at performance equal to 120% of EBIT goal.
Individual component of STI: The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value. Managing Board directors are given a performance rating based on a review of how they perform against their individual objectives. Rewards based on this performance rating are recommended by the Remuneration Committee and approved by the Supervisory Board at the end of the fiscal year.
Further details of the operation of the STI plan are set out in the 2009 Remuneration Report on pages 50-74 of the 2009 Annual Report.
Maximum and actual number of Performance Shares
The maximum number of Performance Shares for which approval is sought is based on the grant if each Managing Board director’s and the company’s performance warrants the maximum grant under the Executive Incentive Program for fiscal year 2010.
The actual number of Performance Shares to be issued will be determined by dividing the actual STI payout under the Executive Incentive Program (other than the amount to be paid in Executive Incentive Plan RSUs) by the average closing price of the company’s Shares over the 10 trading days preceding the date of issue, subject to the maximum specified in the resolution. If shifts in the company’s share price result in the company being unable to pay all of the STI payout earned in respect of fiscal year 2010 under the STI in Performance Shares, the balance will be paid in cash as Awards.
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking Shareholder approval of Resolution 8 are the same as those for Resolution 6.
General
The company will not provide loans in relation to the issue of Performance Shares under the LTIP. These Performance Shares will be issued by no later than 12 months after the passing of Resolution 8.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the issue of Performance Shares to the Managing Board directors under the LTIP and Executive Incentive Plan, and subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolutions 8(a), 8(b) and 8(c).
Resolution 9 — Renewal of authority for the company to acquire its own shares
Although the company has no current plans to implement a share repurchase program it would like to retain the flexibility to implement one if conditions are appropriate.
The company’s Articles of Association permit the Managing Board to cause the company to acquire, subject to the approval of the Joint Board (or the Supervisory Board if the Joint Board is not in existence), shares in the share capital of the company. The Managing Board reserves the right to cause the company to acquire shares in the share capital of the company for a consideration per share of not less than EUR 0.01 and for not more than 105% of the average closing price of CUFS on the ASX in the five business days preceding the acquisition as required under ASX Listing Rule 7.33 (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. This authorisation will be valid for a maximum period of 18 months, and will continue notwithstanding the company’s proposed transformation to James Hardie Industries SE and any change in corporate domicile to Ireland.
Additional restrictions under Dutch law are that:
(i)	the shares must be fully paid up;

(ii)	the company’s equity minus the purchase price of the shares to be acquired must be not less than the aggregate amount of the issued and called-up part of the share capital and the reserves which must be maintained under Dutch law; and

(iii)	the aggregate par value of the shares to be acquired and the shares already held by the company and its subsidiary companies must not exceed one-tenth of the issued share capital of the company.
Shareholders approved this same resolution at the 2008 AGM. If resolution 9 is approved, this authorisation will be extended for a further 18 months, ending on 21 February 2011.
Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the share repurchase power be renewed on identical terms to the 2008 approval and recommends that you vote in favour of Resolution 9.
Resolution 10 — Reduction of issued share capital through cancellation of repurchased shares
Under laws applying to Australian companies, the cancellation of shares that have been repurchased under a share repurchase program occurs automatically. However, under Dutch law the repurchase and cancellation of shares occur separately. For this reason, the company seeks Shareholders approval for the cancellation of those shares which may be repurchased by the company under a possible future repurchase program. This would result in a reduction of the company’s issued share capital.
The number of shares that would be cancelled (whether or not in a single tranche) would be determined by the Managing Board, although the maximum number of shares that may be cancelled in total shall not exceed 10% of the company’s issued share capital (as at 21 August 2009). Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after a resolution to cancel repurchased shares is adopted and publicly announced.
Within the limits of the authorisation granted by Shareholders at the 2008 AGM, 708,695 shares bought back under the company’s previous share repurchase program were cancelled on 27 March 2009. The share repurchase program has concluded and all shares bought back under the program have been cancelled.
Shareholders approved this same resolution at the 2008 AGM. If resolution 10 is approved, this authorisation will be extended for a further 18 months, ending on 21 February 2011.

Recommendation
The Supervisory Board believes it is in the interests of Shareholders that the resolution cancelling the shares repurchased or to be repurchased by the company under any share repurchase program, the exact number to be determined by the Managing Board, be adopted and recommends that you vote in favour of Resolution 9.
Notice availability
Additional copies of this Notice of Meetings can be downloaded from the Investor Relations section of our website at www.jameshardie.com or they can be obtained by contacting the company’s registrar Computershare using one of the methods set out under the Lodgement Instructions on page 5 of this Notice of Meetings.